[ImageWare Systems, Inc. Letterhead]

February 9, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0406
Attention: Mark P. Shuman, Esq., Branch Chief (Mail Stop 4561)

Re:	Acceleration Request of ImageWare Systems, Inc.
Registration Statement on Form S-3 (Registration No. 333-139735)

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, ImageWare Systems, Inc. (the “Company”) hereby requests that the effective date of Registration Statement on Form S-3 (Registration No. 333-139735) of the Company originally filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2006, as amended, be accelerated so that such Registration Statement shall become effective at 10:00 a.m. (Washington Time) on February 14, 2007, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling securityholders.

     The Company acknowledges that: (a) should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the staff of the Division of Corporation Finance in connection with the staff’s review of the filings or in response to the staff’s comments on the filings.

     Kindly direct any inquiry or comment with respect to this request to the attention of our outside counsel, Paul, Hastings, Janofsky & Walker LLP (attn: Jeffrey T. Hartlin at 858/720-2696, jeffhartlin@paulhastings.com; or Iver N. Larson at 858/720-2655, iverlarson@paulhastings.com).

Sincerely,
IMAGEWARE SYSTEMS, INC.

By:	/s/ Wayne Wetherell
Wayne Wetherell
Senior Vice President, Administration and Chief Financial Officer (Principal Financial & Accounting Officer)

cc:	S. James Miller, Jr., ImageWare Systems, Inc.
Carl R. Sanchez, Paul Hastings, Janofsky & Walker LLP
Jeffrey T. Hartlin, Paul Hastings, Janofsky & Walker LLP
Iver N. Larson, Paul Hastings, Janofsky & Walker LLP